Exhibit 99.1

Abengoa Yield plc

(incorporated and registered in England and Wales under company number 08818211)

Supplement to Notice of Annual General Meeting

Dear Shareholder,

I am writing to you further to Abengoa Yield plc’s (the “Company”) Notice of Annual General Meeting 2015 (the “AGM”) which was recently sent to you (the “AGM Notice”). The AGM is to be held at 4:30 p.m. on Friday 8 May 2015 at the Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 8JF, United Kingdom, as stated in the AGM Notice.

This supplement to the AGM Notice should be read in conjunction with the AGM Notice. The purpose of the AGM Notice and this Supplement to the AGM Notice (the “Supplement”) is to provide you with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

It has recently come to our attention that, with respect to Resolution 9 of the AGM Notice concerning the Company’s authority to purchase its own shares, under the Companies Act 2006 (the “Act”), we may only repurchase our ordinary shares of U.S. $0.10 each (“Shares”) in accordance with specific procedures for “off market purchases” of such Shares. This is because any repurchase of our Shares through NASDAQ constitutes an “off market” transaction for the purposes of the Act. As such, these repurchases may only be made pursuant to a form of share repurchase contract which has been approved by our shareholders. These approvals, if granted, will be valid for five years.

Key terms of the share repurchase contracts

We are seeking to put in place certain forms of share repurchase contract so that we have the ability to repurchase Shares from time to time.

Approval of the forms of contract and counterparties are not an approval of the repurchase of Shares or the amount or timing of any repurchase activity. The Company will repurchase Shares at its discretion, however:

(i)	the maximum number of Shares authorised to be acquired is up to an aggregate nominal value of U.S. $2,400,000 representing approximately 30% of the issued ordinary share capital of the Company as at 13 April 2015;

(ii)	the minimum price (excluding expenses) which may be paid for any such ordinary share is U.S. $0.10; and

(iii)	the maximum price (excluding expenses) which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the NASDAQ Stock Exchange daily official list for the five business days immediately preceding the day on which such share is contracted to be purchased.

There can be no assurance as to whether the Company will repurchase any of its Shares. Subject to the limits outlined above, there can be no assurance as to the amount of any such repurchases or the prices at which such repurchases may be made.

We are seeking approval for two forms of share repurchase contract (together, the “Share Repurchase Contracts”):

(a)	The form of agreement attached as Appendix A to this Supplement provides that the counterparty will purchase Shares on NASDAQ at such prices and in such quantities as the Company may instruct from time to time, subject to the limitations set forth in Rule 10b-18 of the Exchange Act. The agreement provides that the counterparty will purchase the Shares as principal and sell any Shares purchased to the Company.

(b)	The form of agreement attached as Appendix B to this Supplement is a form of repurchase plan which we may enter from time to time to purchase a specified dollar amount of Shares on NASDAQ each day if our Shares are trading below a specified price. The amount to be purchased each day, the limit price and the total amount that may be purchased under the agreement will be determined at the time the plan is executed. The agreement provides that the counterparty will purchase the Shares as principal and sell any Shares purchased to the Company.

Approved counterparties

The Company may only enter into share repurchase contracts with counterparties approved by our shareholders. The Company therefore seeks approval to conduct repurchases through the following counterparties (or their subsidiaries or affiliates from time to time):

Bank of America	Liquidnet Inc.
Barclays Capital Inc.	Lloyds Bank
BNY Mellon Capital Markets, LLC	Loop Capital Markets LLC
Blaylock Robert Van, LLC	M.R. Beal & Company
BNP Paribas Securities Corp	Morgan Stanley & Co., LLC
Citibank Global Markets	Natixis
Credit Suisse Securities (USA) LLC	Northern Trust Securities, Inc.
Deutsche Bank Securities, Inc.	RBC Capital Markets Corporation
Drexel Hamilton, LLC	RBS Securities Inc.
Goldman, Sachs & Co.	ScotiaBank Capital Markets
HSBC Securities	Stifel, Nicolaus & Company
J.P. Morgan Securities, LLC	Topeka Capital Markets
Keefe, Bruyette and Woods, Inc.	UBS Securities LLC
KeyBanc Capital Markets, Inc.	UniCredit Bank, LLC
Kota Global Securities Inc.	Wells Fargo Securities, LLC
The Williams Capital Group, L.P.

Under the Act, the Company must seek authorisation for share repurchase contracts at least every five years. If this proposal is approved, the Company may repurchase shares pursuant to the form of contracts attached at Appendix A and Appendix B with the approved counterparties until the fifth anniversary of the 2015 AGM.

If the forms of contract and counterparties do not receive shareholder approval, we will not have the ability to repurchase Shares until such time as shareholder approval in respect of an alternative procedure enabling the Company to make “off market purchases” is obtained.

Proposed amendment to Resolution 9

We intend to propose the following Resolution at the AGM, in substitution for Resolution 9 in the AGM Notice:

“That the terms of certain share repurchase contracts for use in effecting purchases by the Company of ordinary shares of U.S. $0.10 each in the capital of the Company from time to time, as set out in the document entitled Supplement to Notice of Annual General Meeting and dated 23 April 2015, be approved pursuant to section 694 of the Company Act 2006, provided that:

(i)	this authority shall expire on 8 May 2020;

(ii)	the maximum number of ordinary shares hereby authorised to be acquired is up to an aggregate nominal value of U.S. $2,400,000 representing approximately 30% of the issued ordinary share capital of the Company as at 13 April 2015;

(iii)	the minimum price (excluding expenses) which may be paid for any such ordinary share is U.S. $0.10; and

(iv)	the maximum price (excluding expenses) which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the NASDAQ Stock Exchange daily official list for the five business days immediately preceding the day on which such share is contracted to be purchased.

The Board recommends voting “For” this proposal.

Voting instructions

If you have already submitted a form of proxy in respect of Resolution 9, your voting instructions will apply to the substituted Resolution 9 unless you notify the Company that you wish to withdraw or amend your instruction. Any such notification should be made to Vote Processing, c/o Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, NY 11717; by 4:30 p.m. (London time) on 6 May, 2015.

Documents on display

It is noted that the Share Repurchase Contracts will be available for shareholders to inspect at the Company’s registered office at Great West House (GW1), Great West Road, Brentford, United Kingdom for 15 days beginning on the date of this notice and ending on the day of the General Meeting.

By order of the board

Directors:

Manuel Sánchez Ortega (Chairman)

Santiago Seage (Chief Executive Officer and director)

Daniel Villalba (Independent Non-Executive Director)

Enrique Alarcón (Independent Non-Executive Director)

Juan del Hoyo (Independent Non-Executive Director)

Eduardo Kausel (Independent Non-Executive Director)

Jackson Robinson (Independent Non-Executive Director)

Maria Jose Esteruelas (Non-Executive Director)

William Richardson (Non-Executive Director)

Javier Garoz (Non-Executive Director)

Irene M. Hernández Martín de Arriva (Company Secretary)

London, Thursday 23 April 2015

Appendix A

Form of share repurchase contract

This agreement is made on             ,             , between:

Abengoa Yield plc (the “Company”)

Great West House, GW1

Great West Road, Brentford, Middlesex,

Greater London,

TW8 9DF,

United Kingdom

Registered No. 08818211

(the ‘‘Counterparty’’)

It is agreed that the Counterparty will purchase on a principal basis interests in Ordinary Shares of the Company, nominal (i.e., par) value $0.10 per share (the “Ordinary Shares”), for subsequent sale and delivery to the Company under the terms of this agreement as follows:

1.	Ordinary Shares will be purchased up to the quantity and purchase price level advised by telephone from an authorised person at the Company (the “Purchase Price”), such authorised person(s) to be notified in writing to the Counterparty by the Company from time to time (each an “Authorised Person”).

2.	Unless otherwise instructed, Ordinary Shares will be purchased in accordance with all applicable laws and regulations, including (without limitation) in accordance with:

a)	the volume limitations of Rules 10b-18(b)(4) and 10b-18(c)(2) of the Securities Exchange Act of 1934, as may be amended or superseded from time to time (the ‘‘Exchange Act’’). The maximum value of Ordinary Shares, at acquisition cost, to be purchased under this program will be advised to the Counterparty by an Authorised Person from time to time following the execution of this Agreement;

b)	the timing conditions of Rules 10b-18(b)(2) and 10b-18(c)(1) of the Exchange Act, as may be amended or superseded from time to time ; and

c)	the price conditions of Rule 10b-18(b)(3) of the Exchange Act, as may be amended or superseded from time to time.

3.	All purchases will be effected pursuant to Rule 10b-18 of the Exchange Act, as may be amended or superseded from time to time, from or through only one broker or dealer on any single day or as otherwise allowed by Rule 10b-18(b)(1) of the Exchange Act, as may be amended or superseded from time to time.

4.	Purchases may be made on any national securities exchange, electronic communication network (ECN), alternative trading system (ATS) or in over-the-counter (OTC) transactions.

5.	Before purchases commence under this Agreement, the Company will have officially disclosed the repurchase program to the public.

6.	The Company represents that the purchases of Ordinary Shares by the Counterparty pursuant to the terms of this Agreement will not violate or contravene any legal, regulatory or contractual restriction applicable to the Company or the Ordinary Shares, including Section 10(b) and Rule 10b-5 of the Exchange Act.

7.	Daily purchase information will be provided to the Company by phone or e-mail, and trade confirmations will be sent by e-mail or fax the following day.

8.	The Company’s tax identification number is [ ● ].

9.	Purchases of Ordinary Shares, in accordance with the instructions contained herein, will commence on the date to be agreed between the Company and the Counterparty.

10.	Notices for the attention of the Company shall be sent to:

Company Secretary’s Office

Great West House, GW1, 17th Floor

Great West Road, Brentford, Middlesex

Greater London,

TW8 9DF,

United Kingdom

Notices for the attention of the Counterparty shall be sent to the address notified in writing to the Company by the Counterparty.

11.	The Counterparty shall (including, without limitation, by liaising with Computershare Trust Company, N.A. (or its successor or assign) as transfer agent and registrar of the Company (the “Transfer Agent”)) procure that any Ordinary Share to be sold by the Counterparty to the Company is transmitted or delivered by DWAC or similar means of transmission so that such Ordinary Share is withdrawn from the facilities of the Depositary Trust Company (the “DTC System”) (in particular by removing any Ordinary Share deposited with the depositary of the DTC System, Cede & Co.) and the Company receives the Ordinary Share in record form (a “Record Share”).

12.	In accordance with Paragraph 11, Counterparty shall sell, and the Company shall purchase, such Record Shares, and following such purchase and delivery, the Company shall be registered as the record holder of such Record Shares, or such Record Shares shall otherwise be cancelled. The Company shall be responsible for any stamp duty that is due in respect of the purchase of Record Shares from Counterparty.

13.	Counterparty shall deliver to the Transfer Agent any documents as may be necessary or as may be reasonably requested by the Transfer Agent to give effect to the purchase, delivery, registration or cancellation of any Record Shares to the Company in accordance with the terms of this letter.

14.	The Company will pay for any and all Record Shares purchased by it in accordance with Paragraph 12 above by wiring funds to the bank account of the Counterparty or other designee by no later than the date of delivery of Record Shares. Any commission payable by the Company in respect of the delivery of Record Shares shall be agreed in writing from time to time between the Company and the Counterparty, and shall be paid to the Counterparty by the Company on delivery of Record Shares. The relevant bank account details of the Counterparty shall be notified to the Company by the Counterparty in writing from time to time.

15.	The Counterparty and the Company each acknowledge and agree that:

a)	Prior to an acquisition by the Company under Paragraph 12 hereof, the Company shall not acquire, nor have any legal or beneficial interest in, any Ordinary Share purchased by Counterparty pursuant to this Agreement;

b)	Nothing in this letter is or shall constitute a party acting as the agent of the other for any purpose. Neither party shall describe itself as an agent or in any way hold itself out as being an agent of the other; and

c)	The Counterparty shall act as principal in respect of its acquisition of the Ordinary Shares and shall effect purchases of shares hereunder in ‘‘riskless principal transactions’’ as defined in Rule 10b-18(a)(12) of the Exchange Act.

16.	This Agreement will be governed by and construed in accordance with the internal laws of the State of New York.

Abengoa Yield plc

By:	By:

Name:	Name:

Title:	Title:

Appendix B

Rule 10b5-1 Repurchase Plan

Repurchase Plan,                      dated , 20     (the “Repurchase Plan”), between Abengoa Yield plc (the “Company”) and (the “Counterparty”). Capitalized terms used and not otherwise defined in the body of this Repurchase Plan shall have the meaning given to such terms in Exhibit A hereto, which is incorporated herein and made part of this Repurchase Plan.

Whereas, the Company desires to establish this Repurchase Plan to purchase its Ordinary Shares, nominal value $0.10 per share (the “Ordinary Shares”); and

Whereas, the Company desires to purchase Ordinary Shares from the Counterparty in accordance with this Repurchase Plan;

Now, therefore, the Company and the Counterparty hereby agree as follows:

1.	Prior to the commencement of transactions contemplated by this Repurchase Plan the parties shall agree in writing in a form substantially as set forth on Exhibit A hereto certain terms in respect of the proposed repurchase.

2.	During the Trading Period, the Counterparty shall purchase as principal Ordinary Shares having a maximum aggregate value of no more than the Total Repurchase Amount. On each day (each, a “Trading Day”) during the Trading Period on which the NASDAQ Global Select Market (the “Exchange”) is open for trading the Counterparty shall purchase that number of Ordinary Shares having an aggregate value of up to the Maximum Amount, plus or minus up to $1,000, using its reasonable efforts to purchase such Ordinary Shares at a price equal to the volume weighted average price for such day’s trading session. Notwithstanding the foregoing, the Counterparty shall not purchase any Ordinary Shares at a price exceeding the Limit Price.

3.	The Counterparty shall (including without limitation, by liaising with Computershare Trust Company, N.A. (or its successor or assign) as transfer agent and registrar of the Company (the “Transfer Agent”)) procure that any Ordinary Share to be sold by the Counterparty to the Company is transmitted or delivered by DWAC or similar means of transmission so that such Ordinary Share is withdrawn from the facilities of the Depositary Trust Company (the “DTC System”) (in particular by removing any Ordinary Share deposited with the nominee of the DTC System, Cede & Co.) and the Company receives the Ordinary Share in record form (a “Record Share”).

4.	In accordance with Paragraph 3, the Counterparty shall sell, and the Company shall purchase all such Record Shares, and following such purchase and delivery, the Company shall be registered as the record holder of such Record Shares or such Record Shares shall otherwise be cancelled. The Company shall be responsible for any stamp duty that is due in respect of the purchase of Record Shares from the Counterparty. The Counterparty shall deliver to the Transfer Agent any documents as may be necessary or as may be reasonably requested by the Transfer Agent to give effect to the purchase, delivery, registration or cancellation of any Record Shares to the Company in accordance with the terms of this letter.

5.	The Company will pay for any Record Shares purchased by it in accordance with Paragraph 4 above by wiring funds to the bank account of the Counterparty or other designee by no later than the date of delivery of the Record Shares. Any commission payable by the Company in respect of the delivery of Record Shares shall be set forth on Exhibit A, and shall be paid to the Counterparty by the Company on delivery of the Record Shares. The relevant bank account details of the Counterparty or its designee shall be notified to the Company by the Counterparty in writing from time to time.

6.	The Repurchase Plan shall terminate upon the earliest of:

a)	the repurchase of the Total Repurchase Amount contemplated by the Repurchase Plan, as set forth in Paragraph 2;

b)	the close of business on the last day of the Trading Period;

c)	the close of business on the second business day following the date of receipt by the Counterparty of notice of early termination, delivered by the Company by facsimile to , attention: or by e-mail to ;

d)	the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, or the taking of any corporate action by the Company to authorize or commence any of the foregoing; and

e)	the public announcement of a tender or exchange offer for the Ordinary Shares or of a merger, acquisition, recapitalization or other similar business combination or transaction as a result of which the Ordinary Shares would be exchanged for or converted into cash, securities or other property.

7.	The Counterparty shall comply with the requirements of paragraphs (b)(2), (b)(3) and (b)(4) of Rule 10b-18 under the Exchange Act, in connection with purchases of the Ordinary Shares in the open market pursuant to this Repurchase Plan. The Company agrees not to take any action that would cause Purchases not to comply with Rule 10b-18, Rule 10b5-1 or Regulation M.

8.	The Company confirms that, on the date hereof that (a) it is not aware of material, non-public information with respect to the Company or the Ordinary Shares, (b) it is entering into this Repurchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act or other applicable securities laws, (c) it understands the proscriptions of Rule 10b5-1 in respect of offsetting and hedging transactions, (d) it will not disclose to any persons at the Counterparty effecting purchases under the Repurchase Plan any information regarding the Company that might influence the execution of the Repurchase Plan and (e) it will inform the Counterparty as soon as possible of any subsequent legal or contractual restrictions affecting the execution of the Repurchase Plan by the Counterparty or by the Company and of the occurrence of any event that would cause the Repurchase Plan to end or be suspended as contemplated in Paragraph 6.

9.	If the Counterparty must suspend purchases of Ordinary Shares under this Repurchase Plan on a particular day for any of the following reasons:

a)	a day specified by the Repurchase Plan is not a day on which the Ordinary Shares trade regular way on the Exchange;

b)	trading of the Ordinary Shares on the Exchange is suspended for any reason; or

c)	the Counterparty cannot effect a purchase of Ordinary Shares due to legal, regulatory or contractual restrictions applicable to it or to the Company (including without limitation, Regulation M, Rule 10b-5 or Rule 10b-18);

If purchases have been so suspended, the Counterparty will resume purchases in accordance with this Agreement on the next day specified in the Repurchase Plan after the condition causing the suspension of purchases has been resolved.

10.	It is the intent of the Company and the Counterparty that this Repurchase Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) and Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and this Repurchase Plan shall be interpreted to comply with the requirements thereof.

11.	The Repurchase Plan may be signed in counterparts, each of which will be an original.

12.	The Repurchase Plan and any attachment together constitute the entire agreement between the Company and the Counterparty and supersede any prior agreements or understandings regarding the Repurchase Plan.

13.	All notices given by the parties under this Repurchase Plan will be as follows:

a)	If to the Counterparty:

Address:

Attention:                                          Fax no:

b)	If to the Company:

Address: Abengoa Yield plc, Great West House, GW1, 17th Floor, Great West Road, Brentford, Middlesex, Greater London, TW8 9DF, United Kingdom

Attention: Company Secretary’s Office

14.	This Repurchase Plan will be governed by and construed in accordance with the internal laws of the State of New York.

15.	The number of Ordinary Shares, together with other share amounts and prices, if applicable, as set forth in Paragraph 2 shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Ordinary Shares or any change in capitalization with respect to the Company that occurs during the term of this Repurchase Plan.

16.	Except as otherwise set forth in this Repurchase Plan, the Company acknowledges and agrees that it does not have authority, influence or control over any Purchase executed by the Counterparty pursuant to this Repurchase Plan, and the Company will not attempt to exercise any authority, influence or control over purchases. The Counterparty agrees not to seek advice from the Company with respect to the manner in which it executes purchases under this Repurchase Plan.

17.	The Counterparty and the Company each acknowledges and agrees that:

a)	Prior to an acquisition by the Company pursuant to Paragraph 4, the Company shall not acquire, nor have any legal or beneficial interest in, any Ordinary Shares purchased by Counterparty pursuant to this Repurchase Plan;

b)	Nothing in this Repurchase Plan is or shall constitute a party acting as the agent of the other for any purpose. Neither party shall describe itself as an agent or in any way hold itself out as being an agent of the other; and

c)	The Counterparty shall act as principal in respect of its acquisition of Ordinary Shares and shall effect purchases of Ordinary Shares hereunder in ‘‘riskless principal transactions’’ as defined in Rule 10b-18(a)(12) of the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have executed this Repurchase Plan as of the date first written above.

Abengoa Yield plc

By

Name:

Title:

Acknowledged and Agreed:

By

Name:

Title:

Exhibit A

The Counterparty and Company shall hereby agree that the following terms shall have the following meanings:

“Limit Price” shall mean a per share price of US$        .

“Maximum amount” is the maximum purchase amount in a single trading day and shall              mean              US$        .

“Trading Period” shall mean the period commencing on                      and terminating at close of business on                     .

“Total Repurchase Amount” is the maximum aggregate purchase amount in the Trading Period and shall mean US$        . Commission paid under this Repurchase Plan shall equal $         per Record Share sold to the Company.